SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 7, 2016 filed by the Company with the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires S.A.:

By letter dated April 7, 2016 the Company informs that the summary of resolutions adopted at the meeting held on April 7, by holders of Series 1 Notes issued by the Company, within the scope of the offer to purchase and consent solicitation dated March 3, 2016.

ITEM ONE: Appointment of noteholders to approve and sign the meeting’s minutes.

Noteholders unanimously resolved to appoint Mr. Roberto Lizondo, in his capacity as representative of all the Holders in attendance, and Ms. Noemí Cohn, member of the Supervisory Committee of the Company, to sign the minutes.

ITEM TWO: Consideration of: (I) the amendment to the indenture dated February 2, 2007, among IRSA, The Bank of New York, as trustee, co-Registrar, principal paying agent and transfer agent, and Banco Río de la Plata S.A., as registrar, paying agent, transfer agent and representative of the trustee in Argentina (the “2017 Notes Indenture”) to: (a) delete certain restrictive covenants: Section 3.8 (Listing); Section 3.9 (Maintenance of Corporate Existence; Properties); Section 3.10 (Compliance with Law); Section 3.11 (Reports to Trustee); Section 3.12 (Other Information); Section 3.14 (Further Actions); Section 3.15 (Suspension of Covenants); Section 3.16 (Limitation on Incurrence of Additional Indebtedness); Section 3.17 (Limitation on Restricted Payments); Section 3.18 (Limitation on Asset Sales); Section 3.19 (Limitation on Designation of Unrestricted Subsidiaries); Section 3.20 (Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries); Section 3.21 (Limitation on Liens); Section 3.23 (Limitation on Guarantees); Section 3.24 (Limitation on Transactions with Affiliates); Section 3.25 (Conduct of Business); Section 3.26 (Reports to Holders); Section 3.27 (Change of Control); and Section 6.10. (Reports by IRSA); (b) modify certain definitions, restrictive covenants, events of default and other provisions indicated below: Section 1.1 (Definitions) – the following will be added to the definition of “Subsidiary”:  “provided that for the avoidance of doubt and notwithstanding any provision thereof to the contrary, in no event shall IDB Development Corporation Ltd. or any of its Subsidiaries be (i) considered a “Subsidiary” for any purposes hereunder or (ii) taken into account for purposes of any of the definitions (including those in Article I) or covenants in this Indenture (whether or not the financial statements of any of such companies are at any time consolidated with the financial statements of IRSA)”; Section 4.1 (Events of Default) – clauses (b), (c) and (d) relating to covenant breaches, cross-acceleration rights and unpaid judgments will be deleted in their entirety, and all references to “Significant Subsidiaries” shall be deleted from clauses (e) and (f);  Section 8.1 (IRSA May Merge, etc., on Certain Terms) – clauses (a) and (c) relating to certain requirements for acquisitions, mergers,  concentrations or transmissions, transfers or leases of all or substantially all properties or assets by IRSA will be deleted in their entirety; and Section 11.4 (Conditions to Total Defeasance and Partial Defeasance) – clauses (c), (d), (e), (f), (g), (i) and (j) relating to certain conditions to total or partial defeasance shall be deleted in their entirety; and (c) amend and/or delete certain definitions: defined terms will be deleted to the extent such terms are no longer used in the 2017 Notes Indenture after the above amendments, and section references that cease to have meaning by virtue of the changes made will be eliminated;  additional changes will be made to the 2017 Notes Indenture and to the IRSA Series 1 Notes to effect the above-described amendments; and (II) the subscription of documents, including, without limitation, the amendments to and/or agreements supplementing and amending the 2017 Notes Indenture that may be applicable by virtue of the decision outlined in item (I).

The Holders unanimously resolved to approve this item in full in the form stated above and to instruct The Bank of New York Mellon (formerly The Bank of New York), as trustee, and Banco Santander Río S.A. (formerly Banco Río de La Plata S.A.), as registrar, paying agent, transfer agent, and representative of the trustee in Argentina, to sign the supplemental indenture in order to reflect the amendments approved in this agenda item.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: April 8, 2016